UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 23 August, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 23 August 2023: Audited financial results for the year ended 30 June 2023

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Sasol Financing Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1998/019838/06)
Company code: SFIE
LEI: 378900A5BC68CC18C276
(Sasol Financing, Debt issuer)

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED 30 JUNE 2023

Earnings performance

Sasol's financial results for the year ended 30 June 2023 were impacted by the volatile global economic landscape and the underperformance of state-owned enterprises in South Africa, which continue to impact both our Energy and Chemical businesses. This impact was, to an extent, offset by a weakening of the Rand/US Dollar exchange rate.

Earnings before interest and tax (EBIT) of R21,5 billion declined 65% compared to the prior year, mainly due to the impairment of assets, inflationary impact on costs, the softening of the Brent crude oil price and refining margins in the latter part of the year. Chemicals basket prices were on a declining trend during 2023, and while we have recently seen some respite with lower feedstock and energy prices, gross margin and global demand remained depressed particularly in our American and Eurasian segments.

Operating profit of R55,4 billion before remeasurement items increased 8% from the prior year, benefitting from gains on the translation of monetary assets and liabilities and valuation of financial instruments and derivative contracts of R6 billion compared to R17,6 billion losses in 2022. Remeasurement items contributed a net loss of R33,9 billion compared to a net gain of R9,9 billion in 2022.The remeasurement items for 2023 mainly relate to:

- The full impairment of the South African wax CGU of R0,9 billion, the full impairment of the Essential Care Chemicals CGU in Sasol China of R0,9 billion, and the full reversal of impairment recognised in 2019 on the Tetramerisation CGU in Lake Charles of R3,6 billion; and

- The Secunda liquid fuels refinery CGU impairment of R8,1 billion at 31 December 2022 after being negatively impacted by an update in macroeconomic price assumptions including higher electricity price forecasts and lower gas selling prices. An additional impairment of R27,2 billion was recognised for this CGU resulting in it now being fully impaired. Sasol continues to advance implementation of its emission reduction roadmap (ERR) in South Africa to achieve a 30% reduction in greenhouse gas emissions by 2030 and comply with the requirements of the National Environmental Management: Air Quality Act 39 of 2004. The ERR involves the turning down of boilers, implementing energy efficiency projects, reducing coal usage and integrating 1 200 MW of renewable energy into our operations by 2030. With no significant additional gas to restore volumes back to historic levels, the ERR assumes lower production volumes post 2030 and also results in increased cost of coal and capital expenditure. Optimisation of the ERR is ongoing with several technology and feedstock solutions underway to partially recover volume post 2030, however the maturity thereof needs to be further

progressed before it can be incorporated in the impairment calculation. Although the chemical CGUs in the Secunda complex were also negatively impacted, their respective recoverable amounts remained above carrying values given the products' higher derivative value.

In addition, profit on disposal of businesses of R8,5 billion was recorded in 2022 compared to R0,7 billion for 2023.

Key metrics	2023	2022	Change %
EBIT (R million)	**21 520**	61 417	(65)
Headline earnings (R million)	**33 777**	29 735	14
Basic earnings per share (Rand)	**14,00**	62,34	(78)
Headline earnings per share (Rand)	**53,75**	47,58	13
Interim dividend (Rand per share)	**7,00**	-	100
Final dividend (Rand per share)	**10,00**	14,70	**(32)**

Net asset value	2023	2022	Change %
Total assets (R million)	433 838	419 548	3
Total liabilities (R million)	232 314	226 351	(3)
Total equity (R million)	**201 524**	**193 197**	**4**

Turnover			EBIT/(LBIT)[1]	
2022	2023		2023	2022
Restated				
R million	R million		R million	R million
		Energy business		
24 386	**27 666**	Mining	**2 580**	3 456
11 941	**11 988**	Gas	**6 432**	14 622
99 972	**118 708**	Fuels	**(7 128)**	27 959
		Chemicals business		
67 275	**70 586**	Africa	**17 669**	24 072
41 926	**44 942**	America	**(543)**	981
55 419	**48 194**	Eurasia	**(1 188)**	7 552
56	**-**	**Corporate Centre**	**3 698**	(17 225)
300 975	**322 084**	**Group performance**	**21 520**	61 417
(28 229)	**(32 388)**	Intersegmental turnover		
272 746	**289 696**	**External turnover**		

1 Loss before interest and tax

Sasol's results contain an adjustment in respect of an error in the 2022 financial year related to purchases and sales of inventory with the same counterparty that were entered into in contemplation of one another to mitigate production shortfalls and facilitate sales to customers in the coastal areas of South Africa. These transactions were recorded on a gross basis instead of being accounted for as a single exchange transaction resulting in a reclassification between turnover and materials, energy and consumables used. Earnings were not impacted. The Company evaluated the effect of the prior period adjustments, both quantitatively and qualitatively, and concluded that the correction neither had a

material impact on, nor requires amendment of, any of the Company's previously issued or filed financial statements taken as a whole.

Dividend

The Sasol Limited board of directors (the Board) declared a final gross cash dividend of South African 1 000 cents per share (2022 – 1 470 cents per ordinary share) for the year ended 30 June 2023. The cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the Company is liquid and solvent, and that capital remaining after payment of the interim dividend is sufficient to support the current operations for the coming year. The final dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 20%. At the declaration date, there are 634 336 265 ordinary and 6 331 347 Sasol BEE ordinary shares in issue. The net final dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is 800 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 1 000 cents per share.

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares for the year ended 30 June 2023 are:

Declaration date	Wednesday, 23 August 2023
Last day for trading to qualify for and participate in the interim dividend (cum dividend)	Tuesday, 12 September 2023
Trading ex dividend commences	Wednesday, 13 September 2023
Record date	Friday, 15 September 2023
Dividend payment date (electronic and certificated register)	Monday, 18 September 2023

The salient dates for holders of American Depository Receipts for the year ended 30 June 2023 are:[1]

Ex dividend on New York Stock Exchange (NYSE)	Thursday, 14 September 2023
Record date	Friday, 15 September 2023
Approximate date for currency conversion	Tuesday, 19 September 2023
Approximate dividend payment date	Friday, 29 September 2023

1 All dates approximate as the NYSE sets the record date after receipt of the dividend declaration.

The Company's tax number is 9520018608.

Short-form statement

This announcement is the responsibility of the Board and is only a summary of the information in Sasol Limited's Annual Financial Statements for the year ended 30 June 2023 (the Annual Financial Statements). The Annual Financial Statements have been published and can be found on the company's website, https://www.sasol.com/investor-centre/financial-results, and can also be viewed on the JSE link,
https://senspdf.jse.co.za/documents/2023/JSE/ISSE/SOL/FY23Result.pdf

The Annual Financial Statements have been audited by the Group's auditors, PricewaterhouseCoopers Inc. (PwC), who expressed an unmodified opinion thereon. Any investment decision should be based on the information contained in the Annual Financial Statements. Copies of the Annual Financial Statements may also be requested from the Investor Relations office, investor.relations@sasol.com or +27 10 344 9280.

Financial numbers in this announcement have been correctly extracted from the audited Annual Financial Statements. This announcement does not include the information required pursuant to paragraph 16A(j) of IAS 34 'Interim Financial Reporting'. The information in this announcement has not been audited and reported on by Sasol Limited's external auditors.

Important information

Sasol's President and Chief Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Hanré Rossouw, will present the results at 09h00 (SA time) on 23 August 2023, followed by a market call to address questions.

Please connect to the call via the webcast link: https://www.corpcam.com/Sasol23082023
or via teleconference call link: https://eu01.z.antigena.com/l/8Yc4uSEhZxbc1_O-KegnGgSyQn2FVZK57LWXak7vPQxUd-5z~yu4K02l6z_-CBA6Cqc04j~PN6fvK~V6SXF0XMC5ROR4XFsfJ-h5B_hG5gAbOa56lcRwXqRdwf7-ef09wB8fe3avulwTcJc-mX0Pv8NwDm6a1AJhLKp-NUNGGFbxbPPN3XsHZ187q1GluJVmwGAS4GV74SdmZPQtoync4sKHWGFWyJGlY8nVmF4z7W4uFAXhU7pFj8mkUUu2uVqpJh

A recording of the presentation will be available on the website thereafter.

23 August 2023

Equity sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Debt sponsor: Rand Merchant Bank (A division of FirstRand Bank Limited)

Disclaimer - Forward-looking statements

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments, and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic, and measures taken in response, on Sasol's business, results of operations, markets, employees, financial condition and liquidity; the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; the capital cost of our projects and the timing of project milestones; our ability to obtain financing to meet the funding requirements of our capital investment programme, as well as to fund our ongoing business activities and to pay dividends; statements regarding our future results of operations and financial condition, and regarding future economic performance including cost containment, cash conservation programmes and business optimisation initiatives; recent and proposed accounting pronouncements and their impact on our future results of operations and financial condition; our business strategy, performance outlook, plans, objectives or goals; statements regarding future competition, volume growth and changes in market share in the industries and markets for our products; our existing or anticipated investments, acquisitions of new businesses or the disposal of existing businesses, including estimates or projection of internal rates of return and future profitability; our estimated oil, gas and coal reserves; the probable future outcome of litigation, legislative, regulatory and fiscal developments, including statements regarding our ability to comply with future laws and regulations; future fluctuations in refining margins and crude oil, natural gas and petroleum and chemical product prices; the demand, pricing and cyclicality of oil, gas and petrochemical product prices; changes in the fuel and gas pricing mechanisms in South Africa and their effects on prices, our operating results and profitability; statements regarding future fluctuations in exchange and interest rates and changes in credit ratings; total shareholder return; our current or future products and anticipated customer demand for these products; assumptions relating to macroeconomics; climate change impacts and our climate change

strategies, our development of sustainability within our Energy and Chemicals Businesses, our energy efficiency improvement, carbon and greenhouse gas emission reduction targets, our net zero carbon emissions ambition and future low-carbon initiatives, including relating to green hydrogen and sustainable aviation fuel; our estimated carbon tax liability; cyber security; and statements of assumptions underlying such statements. Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections, and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 31 August 2022 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider foregoing factors and other uncertainties and events, and you should not place undue reliance on forward-looking statements. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: One billion is defined as one thousand million, bbl – barrel, bscf – billion standard cubic feet, mmscf – million standard cubic feet, oil references brent crude, mmboe – million barrels oil equivalent. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 23 August 2023	By:	/sgd/M du Toit
	Name:	M du Toit
	Title:	Group Company Secretary